Exhibit 99.4

BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

SINEAD O'CALLAGHAN

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: May 6, 2025 10:28 AM Pacific Time

Incorporation Number: **C1188150**

Recognition Date and Time: Continued into British Columbia on November 27, 2018 01:34 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

BARRICK MINING CORPORATION/SOCIETE MINIERE BARRICK

REGISTERED OFFICE INFORMATION

Mailing Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Delivery Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Delivery Address:
1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2
CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Bristow, D. Mark

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA	C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA

Last Name, First Name, Middle Name:
Silva Rojas, Maria Loreto

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA	C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA

Last Name, First Name, Middle Name:
Vauramo, Pekka J.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA	C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA

Last Name, First Name, Middle Name:
Thornton, John L.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA	C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA

Last Name, First Name, Middle Name:
Costantini, Isela A.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA	C/O BARRICK GOLD CORPORATION 161 BAY STREET, SUITE 3700 TORONTO ON M5J 2S1 CANADA

Page: 2 of 3

Last Name, First Name, Middle Name:
Cai, Helen

Mailing Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Delivery Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Last Name, First Name, Middle Name:
van Beurden, Ben

Mailing Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Delivery Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Last Name, First Name, Middle Name:
Harvey, J. Brett

Mailing Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Delivery Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Last Name, First Name, Middle Name:
Kabagambe, Anne N.

Mailing Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Delivery Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Last Name, First Name, Middle Name:
Greenspun, Brian L.

Mailing Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

Delivery Address:
C/O BARRICK GOLD CORPORATION
161 BAY STREET, SUITE 3700
TORONTO ON M5J 2S1
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

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